Arden Group

ANNUAL REPORT

FINANCIAL Highlights

ARDEN GROUP, INC. AND CONSOLIDATED SUBSIDIARIES

	2003	*2002*	*2001*
Sales	$ 489,710,000	$ 401,378,000	$ 391,880,000
Operating income	25,458,000	21,644,000	19,377,000
Interest and other income (expense), net	2,446,000	1,644,000	1,926,000
Income before income taxes	27,904,000	23,288,000	21,303,000
Income tax provision	11,323,000	9,356,000	8,432,000
Net income	$ 16,581,000	$ 13,932,000	$ 12,871,000
Net income per common share:			
Basic	$ 4.91	$ 4.15	$ 3.80
Diluted	$ 4.90	$ 4.14	$ 3.79

Corporate Profile

Arden Group is a holding company which, through its Gelson's Markets subsidiary, operates seventeen Gelson's and one Mayfair supermarket in Southern California. Arden Group is headquartered in Compton, California. Its Class A Common Stock is traded over-the-counter in the NASDAQ National Market System under the symbol ARDNA.

We have just finished one of the most challenging yet rewarding years in our history. The strike involving the three major supermarket chains in our trade area resulted in a material increase in our sales for the fourth quarter of last year and the first quarter of this year. The overnight increase in new customers put tremendous pressure on and required long hours of work of our Associates, as well as the need to hire additional Associates. This occurred in order to service both our long-term and new customers with the quality of superior service and perishable products for which Gelson's is so well known and which separates us from the other supermarkets. It was also an ongoing challenge to maintain adequate inventory of merchandise and supplies. Many of our vendors were unable to fill all of our increased orders. All of our administrative Associates, to their credit, volunteered their services in order to meet the immediate needs at the stores and at our Distribution Center. Others were working overtime at ongoing administrative duties. All of our Associates performed above and beyond the call of duty in meeting the many challenges. They are a very special group of individuals and deserve a special thanks.

The Company had improved earnings in 2003. Basic net income in 2003 increased to $4.91 per share compared to $4.15 per share in 2002 reflecting the benefit of higher fourth quarter sales attributable primarily to the labor dispute in the Company's trade area and an additional week of sales in the 2003 fiscal year.

Sales from the Company's 18 supermarkets (all of which are located in Southern California) were $489,710,000 in 2003. This represents an increase of 22.0% over 2002 sales of $401,378,000. The shift in consumer shopping patterns primarily caused by the strike resulted in a significant increase in the Company's sales and operating income during the fourth quarter of 2003 and first quarter of 2004. Sales in the 14 weeks of the fourth quarter of 2003 were $186,205,000 versus $103,901,000 in the 13 weeks of the fourth quarter of the prior year.

The collective bargaining agreement covering the majority of the Company's employees, as well as other participating employers in Southern California, expired on October 5, 2003. On October 11, 2003, the United Food and Commercial Workers Union ("UFCW") declared a strike against Vons and, in turn, Albertsons and Ralphs locked out their UFCW employees. On February 29, 2004, the UFCW announced that employees of these three major grocery retailers ratified a new contract thereby ending the labor dispute. Prior to the labor dispute the Company had agreed with the UFCW to continue operating under a contract extension and to be bound by all modifications regarding trust funds and hourly wage rates as negotiated between the union and the three major grocery retailers. Gelson's remained open; its employees elected not to strike the Company. In March 2004, the employees of our Company who are members of the UFCW ratified a new three-year labor contract on terms similar to those reached by the three major grocery retailers.

The Company anticipates that with the February 2004 contract settlement most former customers of the three major grocery retailers will in time return to their previous shopping patterns. The Company anticipates that post-strike sales will be somewhat greater than comparable pre-strike levels as a result of the retention of some of the new shoppers that came to Gelson's during the labor dispute and for the first time experienced the overall quality of the service and perishable products as well as other special features that Gelson's offers. The Company also expects that costs under the new labor contract will be somewhat less than during the comparable pre-strike levels.

Delivery, selling, general and administrative ("DSG&A") expense as a percent of sales was 38.4% in 2003 compared to 38.1% in 2002. During the labor dispute, the Company achieved significant economies of scale from incremental sales. However, these economies were offset by a $4,311,000 charge for impairment of long-lived assets, by higher contributions to our multi-employer union health care and pension plans and by an additional one-time contribution of

$5,797,000 to multi-employer union health care plans arising from the labor dispute. The Company recognized union health care expense of $21,019,000 in 2003, which includes the $5,797,000 noted above, compared to $11,927,000 in 2002. Union pension expense was $4,787,000 in 2003 compared to $3,086,000 in 2002.

In June 2003, in an effort to control the substantially increasing workers' compensation costs, the Company terminated its guaranteed cost workers' compensation insurance policy and purchased a high deductible workers' compensation policy. The Company has stop-loss coverage to limit its loss exposure on a per claim basis. No assurance can be given that this change will result in a reduction in workers' compensation expense or limit future increases. The Company devotes substantial time and commitment to maintaining a safe work environment. The ultimate cost of workers' compensation is highly dependent upon legal and legislative changes, the inflation rates of health care costs and the Company's ability to manage claims.

The supermarket business in Southern California continues to become more and more competitive with big box nonunion stores such as Wal-Mart, Costco and Target expanding their grocery departments as well as their presence.

In addition to the challenges of everyday business, Arden Group is now devoting considerable administrative time and expenses complying with the documentation now required under the Sarbanes-Oxley Act. This is in addition to the excessive cost of workers' compensation as well as other expenses that are unique to companies doing business in California.

In August 2003, the Company established a regular quarterly dividend of 25 cents per share of Class A Common Stock and 22.5 cents per share of Class B Common Stock. The Company has declared dividends in each class of stock since the third quarter, and anticipates payment of comparable dividends in future quarters.

The Company continues to remodel and upgrade our existing stores and to look for new locations that meet the demographic requirements required for a Gelson's supermarket. Many areas of Southern California meet the necessary population and disposable income requirement, but identifying available space at acceptable rents and other costs within these populated areas has become even more difficult. Nonetheless, the Company continues to evaluate new store locations.

For more information please refer to the Consolidated Financial Statements in this report and to the Form 10-K which is available from the Company upon request.

The Company's directors and I would like to thank our Associates for their outstanding contribution in making 2003 so successful. We would also like to thank our loyal customers for their continued confidence in us to provide them with a truly unique grocery shopping experience, our suppliers and you, our shareholders, for your continued trust and support.

We are looking forward to another challenging but rewarding year.

Bernard Briskin

President and Chief Executive Officer

April 2, 2004

FIVE YEAR SELECTED Financial Data

ARDEN GROUP, INC. AND CONSOLIDATED SUBSIDIARIES

(Dollar Amounts in Thousands, Except Share and Per Share Data)	*2003*	*2002*	*2001*	*2000*	*1999*
Operations For The Year:					
Sales	$ 489,710	$ 401,378	$ 391,880	$ 359,994	$ 324,168
Gross profit	213,329	174,462	165,578	149,110	131,722
Operating income	25,458	21,644	19,377	19,205	16,397
Other income (expense), net	2,446	1,644	1,926	1,019	1,009
Income tax provision	11,323	9,356	8,432	8,240	5,946
Net income	$ 16,851	$ 13,932	$ 12,871	$ 11,984	$ 11,460
Net income per share - basic	$ 4.91	$ 4.15	$ 3.80	$ 3.41	$ 3.20
Net income per share - diluted	$ 4.90	$ 4.14	$ 3.79	$ 3.41	$ 3.20
Financial Position At Year-End:					
Total assets	$ 186,972	$ 138,971	$ 122,834	$ 118,279	$ 111,337
Working capital	70,147	48,892	27,975	27,504	24,735
Long-term debt	2,038	2,283	3,134	6,735	8,322
Stockholders' equity	115,000	99,027	83,389	75,953	68,337
Capital expenditures	5,752	4,023	10,066	9,882	19,630
Other Statistics:					
Depreciation and amortization	$ 8,126	$ 8,139	$ 7,872	$ 6,719	$ 5,824
Dividends declared per common share	$ .50				
Basic weighted average shares outstanding	3,379,443	3,355,020	3,389,234	3,513,028	3,585,472
Diluted weighted average shares outstanding	3,380,524	3,365,961	3,398,671	3,515,117	3,585,472

All years are 52 weeks except 2003 which is 53 weeks.

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of Arden Group, Inc. (the "Company"). Certain statements contained in Management's Discussion and Analysis, in other parts of this report and in other Company filings are forward-looking statements. These statements discuss, among other things, future sales growth, operating results and financial condition. Forward-looking statements reflect the Company's current plans and expectations regarding important risk factors and are based on information currently available to us.

The Company cautions readers that any forward-looking statements contained in this report or made by the management of the Company involve risks and uncertainties, and are subject to change based on various important factors. The following factors, among others, could affect the Company's financial results and could cause the Company's financial performance to differ materially from the expectations expressed in any forward-looking statement made by or on behalf of the Company:

- the strength of the U.S. economy, in particular, the economic conditions in Southern California;
- the effects of and changes in fiscal policies and laws, as well as, changes in accounting policies and practices;
- inflation or deflation;
- potential business disruptions from acts of terrorism or national emergencies;
- the impact of fluctuations in the Company's stock price on compensation expense;
- the ability of vendors, including Unified Western Grocers, Inc., to continue providing products and services in a timely manner;
- consolidations in the supermarket industry and competition from other supermarkets and food retailers, some of which are non-union;
- the ability to renew current leases at favorable rates;
- the ability of the Company to materially increase sales at its Pasadena store;
- implementation of a major construction project at the Century City Shopping Center and the effect of such project when implemented on the Gelson's store located in the center;
- the amount of future premium increases incurred by the Company in order to maintain current levels of insurance coverage;
- the financial impact of the Company's termination of its guaranteed cost workers' compensation policy and the resulting change to self-insurance with stop-loss coverage for workers' compensation claims;
- the impact of the Company's workers' compensation safety records and claims experience and any changes to the insurance industry's rating process and premium schedules on workers' compensation stop-loss coverage;
- the adequacy of self-insurance reserves for reported claims and incurred but not reported claims;
- the impact of uninsured losses;
- the terms of new labor contracts;
- the impact of any violation of environmental laws, regulations or lease provisions;
- the retirement of existing senior management;
- the term of any future suspension and subsequent reinstatement of multi-employer union pension contributions, the number of hours worked by the applicable union employees, the required rate of contribution and the future rate of return received by the union pension plans on their investments;
- changes in the Company's health care costs;
- any changes in assumptions or market conditions that could affect management's estimate of future cash flows when evaluating assets for impairment.

Results of Operations

2003 Compared to 2002

The results of operations for the 53 weeks ended January 3, 2004 compared to the 52 weeks ended December 28, 2002 reflects the pervasive impact of a labor dispute in the Company's trade area that commenced October 11, 2003 and concluded February 29, 2004. The collective bargaining agreement covering the majority of the Company's employees, as well as other participating employers in Southern California, expired on October 5, 2003. On October 11, 2003, the United Food and Commercial Workers ("UFCW") declared a strike against Vons and in turn, Albertsons and Ralphs locked out their UFCW employees. On February 29, 2004, the UFCW announced that employees of these three major grocery retailers ratified a new contract thereby ending the labor dispute. Prior to the labor dispute the Company had agreed with the UFCW to continue operating under a contract extension and to agree to be bound by all modifications regarding trust funds and hourly wage rates as negotiated between the UFCW and the three major grocery retailers. In return, the UFCW agreed not to strike the Company. Gelson's remained open; its employees elected not to strike the Company.

In a vote held on March 24-25, 2004, employees of the Company who are members of the UFCW ratified a new labor contract on terms similar to those reached by the three major grocery retailers. The new labor contract expires in March 2007.

The labor dispute resulted in a temporary shift in consumer shopping patterns as many customers of the three major grocery retailers chose to shop at other grocery retailers. This shift in consumer shopping patterns resulted in a significant increase in the Company's sales and operating income during the fourth quarter of 2003 and first quarter of 2004. The Company anticipates that with the February 2004 contract settlement most former customers of the three major grocery retailers will in time return to their previous shopping patterns but that the Company's post-strike sales will be somewhat greater than comparable pre-strike levels as a result of the retention of some of the new shoppers that came to Gelson's during the labor dispute. The Company also expects that costs under the new labor contract will be somewhat less than during the comparable pre-strike levels.

Income before income taxes in 2003 increased 19.8% to $27,904,000 compared to $23,288,000 during 2002 reflecting the benefit of higher fourth quarter sales attributable primarily to the labor dispute in the Company's trade area and an additional week in the 2003 fiscal year. Operating income increased 17.6% to $25,458,000 in 2003 compared to $21,644,000 in 2002.

Sales from the Company's 18 supermarkets (all of which are located in Southern California) were $489,710,000 in 2003. This represents an increase of 22.0% over 2002, when sales were $401,378,000. The sales increase is primarily attributable to the labor dispute in the Company's trade area and the additional week included in the 2003 fiscal year.

Under generally accepted accounting principles ("GAAP"), the Company reviews the carrying values of its property, plant and equipment to evaluate whether any of those assets are impaired. Based on such review, the Company recorded a $4,311,000 impairment on long-lived assets related to its Pasadena store that opened in September 2001. The impairment charge, a component of delivery, selling, general and administrative expenses, reduces the carrying value of the impaired assets to current estimated fair value. Although sales at the Pasadena store temporarily increased during the labor dispute discussed above, they have continually been below management's expectations since the store's opening, and expectations are that sales will not materially increase from pre-strike levels. In the Spring of 2005, the Company has the right, under certain circumstances, to terminate the Pasadena lease which, if exercised, would result in an additional write-off of fixed assets as well as certain other costs.

The Company's gross profit as a percent of sales was at 43.6% in 2003 compared to 43.5% in 2002. Overall, the gross profit percentage remains consistent with the prior year.

Delivery, selling, general and administrative ("DSG&A") expense as a percent of sales was 38.4% in 2003 compared to 38.1% in 2002. During the labor dispute, the Company achieved significant economies of scale from incremental sales. These economies were offset by the $4,311,000 Pasadena impairment charge, $5,797,000 in health care contributions arising from the labor dispute and higher contributions to our multi-employer union health care and pension plans in 2003. The Company recognized union health care expense of $21,019,000 in 2003, which includes the $5,797,000 noted above, compared to $11,927,000 in 2002. Union pension expense in 2003 ran $4,787,000 in 2003 compared to $3,086,000 in 2002.

The new collective bargaining agreement ratified by employees of Vons, Ralphs and Albertsons eliminates the health care maintenance of benefits obligation included in the prior agreement. The same agreement was ratified by Gelson's employees. The expired agreement provided that if health care maintenance of benefits is eliminated in a successor collective bargaining agreement, employers are required to contribute an amount sufficient to restore the total cash reserves to an amount equal to the unpaid health care claims liability. The labor dispute resulted in a depletion of funds in the multi-employer health and welfare trust fund. The Company has been assessed $5,797,000 to pay union health care claims and restore trust fund reserves to the required levels. This $5,797,000 has been reflected as a charge to income in the fourth quarter of 2003 and is included as a component of the $21,019,000 union health care expense for 2003 presented above.

The Company contributes to several multi-employer union pension plans. Contributions to the union pension plan covering the majority of the Company's employees have been periodically suspended and reinstated in recent years. Pension plan contributions were suspended for two months in 2003 and six months in 2002. Pension payments are dependent upon straight-time hours worked and the required rate of contribution.

In June 2003, in an effort to control the substantially increasing workers' compensation costs, the Company terminated its guaranteed cost workers' compensation insurance policy and purchased a high deductible workers' compensation policy. The Company has stop-loss coverage to limit its loss exposure on a per claim basis. No assurance can be given that this change will result in a reduction in workers' compensation expense or limit future increases. The Company devotes substantial time and commitment to maintaining a safe work environment. The ultimate cost of workers' compensation is highly dependent upon legal and legislative trends, the inflation rates of health care costs and the Company's ability to manage claims. Self-insurance accruals for losses up to the purchased stop-loss coverage are based on reported claims and an estimate of claims incurred but not reported. The Company is also primarily self-insured for losses related to general and auto liability claims for up to $250,000 per claim. Accruals are based on reported claims and an estimate of claims incurred but not reported. While the ultimate amount of claims incurred is dependent on future developments, in management's opinion, recorded reserves are adequate to cover the future payment of claims.

The Company also carries property, business interruption, fiduciary, directors and officers, crime, earthquake, special event and employee practices liability insurance. Management believes, based on recent and past experience, that current insurance coverage meets the reasonable requirements of the Company.

Stock-based compensation, under the stock appreciation rights ("SARs") program, is subject to variable accounting in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans." Changes in the market price of the Company's Class A Common Stock impacts the compensation charge related to SARs. Assuming the Company's stock price remains at the January 2, 2004 closing price of $76.65, the Company anticipates 2004 SARs compensation expense of approximately $157,000 on an after tax basis related to the additional vesting of SARs. For the fiscal year ended January 3, 2004, SARs compensation expense was $740,000 compared to $481,000 in fiscal 2002. Each dollar increase or decrease in the Company's stock price will result in approximately $18,000 after tax compensation expense or expense reduction to the extent compensation expense was previously recognized, respectively. The above estimates are based on the number of outstanding SARs as of January 2, 2004. The exercise of these SARs or the grant of additional SARs could cause the estimates to vary. On January 20, 2004, the Company granted SARs covering 10,000 shares to each of the five non-employee members of the Board of Directors at a base price of $77.50 per share, the fair market value of the Class A Common Stock on that date.

During 2003, the Company procured approximately 21% of its product through Unified Western Grocers, Inc. ("Unified"), a grocery cooperative. As a member-patron, the Company is required to provide Unified with certain minimum deposits and credit in order to purchase product from the cooperative. As of January 3, 2004, the Company had approximately $2,223,000 on deposit with Unified. The minimum deposit requirement is satisfied through a combination of cash, credit and ownership of equity shares in Unified. In Fiscal 2003, the Company recorded $169,000 in patronage dividends income received in the form of equity shares in Unified.

Interest and dividend income was $1,768,000 in 2003 compared to $1,867,000 for 2002 primarily due to lower interest rates in 2003 offset in part by higher levels of investments.

Interest expense decreased to $272,000 in 2003 from $321,000 in 2002 primarily due to the termination of a capital lease obligation in June 2002.

Other income includes gains realized on investments of $950,000 and $98,000 in 2003 and 2002, respectively.

Unrealized gains on investments were $114,000 (net of income tax expense of $78,000) in 2003 compared to unrealized gains of $885,000 (net of income tax expense of $608,000) in 2002.

The effective income tax rate was 40.6% in 2003 compared to 40.2% in 2002.

A major road improvement project is under construction along Santa Monica Boulevard in West Los Angeles, California, which is estimated to last approximately two more years. At some times during the construction schedule, construction will occur directly in front of, or very close to, the Century City Shopping Center, where Gelson's has its Century City store. It can be expected that the sales of the Century City store will be negatively impacted during the period when the construction is at or near the Century City Shopping Center, but that access to the shopping center is expected to be improved once the roadway project has been completed. In addition, the landlord of the Century City Shopping

Center has discussed with Gelson's the landlord's plans for a major construction project which would result in the relocation of the movie theaters, food court and other tenants to newly constructed areas immediately adjacent to the Gelson's store. Those plans also include the expansion of the Gelson's store. The preliminary phase of that construction began in March 2004. The Company does not know how long this project will take. The project plans are still being developed. The Company expects that the sales of the Century City store will be negatively affected during this construction. Although the Company also expects that the parking for Gelson's customers would be adversely affected by relocating the theaters, food court and other tenants to the immediate vicinity of the Gelson's store, it also anticipates that the relocation will increase foot traffic in the vicinity of the store and that the expanded store with additional facilities and services and the increased foot traffic will increase the number of customers.

During 2003, the Company repurchased and retired 4,942 shares of Class A Common Stock for an aggregate purchase price of approximately $296,000.

2002 Compared to 2001

Income before income taxes in 2002 increased 9.3% to $23,288,000 compared to $21,303,000 during 2001. Operating income increased 11.7% to $21,644,000 in 2002 compared to $19,377,000 in 2001.

Sales from the Company's 18 supermarkets (all of which are located in Southern California) were $401,378,000 in 2002. This represented an increase of 2.4% over 2001, when sales were $391,880,000. The majority of the sales increase was attributable to the opening of the Pasadena store in September 2001. Same store sales increased 1.0% in 2002 compared to the prior year.

In September 2001, the Company opened a Gelson's Market in a multi-use center in Pasadena, California which has performed significantly below management's expectations. Since sales at the Pasadena store had not materially increased and are not expected to materially increase from pre-strike levels, the Company determined during the fourth quarter of 2003 that its fixed assets at that store had become impaired (see Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") 2003 Compared to 2002). The Company has the right, under certain circumstances, to terminate its lease in the Spring of 2005 which would result in a significant write-off of fixed assets and other costs.

The Company's gross profit as a percent of sales was at 43.5% in 2002 compared to 42.3% in 2001. Product pricing decisions, increased buying allowances and, to a limited extent, lower supply costs contributed to the increase in margins.

DSG&A expense as a percent of sales was 38.1% in 2002 compared to 37.3% in 2001. Effective May 2002, the Company's contributions to a multi-employer union pension plan were reinstated for a period of six months. As described below, payments to the union pension plan had been suspended since late 1999. The additional cost related to the contribution reinstatement was approximately $1,638,000 in 2002. DSG&A expense as a percent of sales also increased in 2002 due in part to the inclusion of the Pasadena store for a full fiscal year. In addition, an increase in workers' compensation premiums and union health care costs contributed to the rise in DSG&A expense. Compensation expense relating to SARs decreased from $1,223,000 in 2001 to $481,000 in 2002.

The Company contributes to several multi-employer union pension plans. Contributions to the union pension plan, covering a majority of the Company's employees, were suspended in 1999. In May 2002, the Southern California United Food & Commercial Workers Unions and the Food Employers Joint Trust Funds (the "Trust") reinstated, for six months, the contribution requirement for all companies with employees belonging to these unions. Contributions to the multi-employer union pension fund were suspended by the Trust for hours worked during the four-month period beginning November 2002 and ending February 2003 and reinstated for hours worked commencing March 2003. During the six-month reinstatement period in fiscal 2002, the Company incurred average incremental monthly expense of approximately $273,000. The actual pension payment is dependent upon straight-time hours worked and the required rate of contribution.

Stock-based compensation is subject to variable accounting in accordance with FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans." As a result, changes in the market price of the Company's Class A Common Stock impacts the compensation charge related to SARs. Based on the number of outstanding SARs as of December 28, 2002, each dollar increase or decrease in the Company's stock price results in approximately $23,000 after tax compensation expense or expense reduction to the extent compensation expense was previously recognized, respectively.

The Company purchased guaranteed cost workers' compensation insurance from October 1995 through mid-June 2003. In June 2003, the Company terminated its guaranteed cost insurance and purchased a high deductible workers' compensation policy (see MD&A 2003 Compared to 2002). Effective October 2002, the annual premium for workers' compensation increased $1,900,000 over the prior year due primarily to the expiration of a low premium policy and to industry-wide price increases. Earlier in 2002, California passed legislation effective January 2003, aimed at reforming the workers' compensation insurance system in the state. The Company is unable to predict how this legislation will impact the insurance industry's rating process and, ultimately, the long-term effect on future premiums. The Company devotes substantial time and commitment to maintaining a safe work environment and continues to review opportunities to contain workers' compensation insurance costs.

The Company is primarily self-insured for losses related to general and auto liability claims for up to $250,000 per claim. Accruals are based on reported claims and an estimate of claims incurred but not reported. The Company's liability reserve for unpaid and incurred but not reported claims at December 28, 2002 was approximately $1,057,000. While the ultimate amount of claims incurred are dependent on future developments, in management's opinion, recorded reserves are adequate to cover the future payment of claims.

The Company also carries property, business interruption, fiduciary, directors and officers, crime, earthquake, special event and employee practices liability insurance. Management believes, based on recent and past experience, that current insurance coverage is adequate to meet the requirements of the Company.

During 2002, the Company procured approximately 22% of its product through Unified, a grocery cooperative. As a member-patron, the Company is required to provide Unified with certain minimum deposits and credit in order to purchase product from the cooperative. As of December 28, 2002, the Company had approximately $1,418,000 on deposit with Unified. The minimum deposit requirement is satisfied through a combination of cash, credit and ownership of equity shares in Unified. In September 2002, Unified's Board of Directors authorized a quasi-reorganization that eliminated its accumulated deficit in retained earnings and restated assets and liabilities to their fair values. Unified's Board of Directors adopted an equity enhancement plan for its 2002 fiscal year. Under the equity enhancement plan, member-patrons received five-year low interest bearing subordinated patronage dividend certificates in lieu of amounts previously paid in cash and Class B shares. In 2002, the Company earned approximately $149,000 in subordinated patronage dividend certificates. The Company has elected to not recognize the 2002 patronage dividend as income until the certificates are redeemed.

Interest and dividend income was $1,867,000 in 2002 compared to $2,166,000 for 2001 primarily due to lower interest rates in 2002.

Interest expense decreased to $321,000 in 2002 from $596,000 in 2001 primarily due to the prepayment of fixture financing debt in October 2001.

Other income includes gains realized on investments of $98,000 and $383,000 in 2002 and 2001, respectively.

Unrealized gains on investments were $885,000 (net of income tax expense of $608,000) in 2002 compared to unrealized losses of $652,000 (net of income tax benefits of $449,000) in 2001.

A major road improvement project has commenced along Santa Monica Boulevard in West Los Angeles, California, which is estimated to last approximately three years. At some times during the construction schedule, construction will occur directly in front of, or very close to, the Century City Shopping Center, where Gelson's has its Century City store. It can be expected that the sales of the Century City store will be negatively impacted during the period when the construction is at or near the Century City Shopping Center, but that access to the shopping center is expected to be improved once the roadway project has been completed. In addition, the landlord of the Century City Shopping Center has discussed with Gelson's the landlord's plans for a major construction project which would result in the relocation of the movie theaters and other tenants to newly constructed areas immediately adjacent to the Gelson's store. Those plans also include the expansion of the Gelson's store. The preliminary phase of that construction began in March 2004. The Company does not know how long this project will take. The project plans are still being developed. The Company expects that the sales of the Century City store will be negatively affected during this construction. Although the Company also expects that the parking for Gelson's customers would be adversely affected by relocating the theaters and other tenants to the immediate vicinity of the Gelson's store, it also anticipates that the relocation will increase foot traffic in the vicinity of the store and that the expanded store with additional facilities and services and the increased foot traffic will increase the number of customers.

During 2001, the Company repurchased and retired 109,927 shares of Class A Common Stock for an aggregate purchase price of approximately $4,783,000. All shares were repurchased in private transactions with sellers not affiliated with the Company. In addition, 1,000 and 4,400 shares of Class B Common Stock were exchanged for Class A Common Stock shares during 2002 and 2001, respectively.

Liquidity and Capital Resources

The Company has an ongoing program to remodel existing supermarkets and to add new stores. During the fifty-three weeks ended January 3, 2004 ("Fiscal 2003"), total capital expenditures were $5,752,000. As of January 3, 2004, authorized expenditures on incomplete projects for the purchase of property, plant and equipment totaled approximately $3,242,000. Of this total, approximately $2,383,000 has been contractually committed.

The Company is subject to a myriad of environmental laws, regulations and lease covenants with its landlords regarding air, water and land use, products for sale, and the use, storage and disposal of hazardous materials. The Company believes it substantially complies, and has in the past substantially complied, with federal, state and local environmental laws and regulations and private covenants. The Company cannot, at this time, estimate the expense it ultimately may incur in connection with any current or future violations; however, it believes any such claims will not have a material adverse impact on either the Company's consolidated financial position, results of operations or cash flows.

The Company's current cash position including investments, the lines of credit and net cash provided by operating activities are the primary sources of funds available to meet the Company's capital expenditures and liquidity requirements. See Note 8 of Notes to Consolidated Financial Statements for a description of the Company's credit lines.

The Company's working capital was $70,147,000 at January 3, 2004 compared to $48,892,000 at December 28, 2002.

During Fiscal 2003, the Company generated approximately $52,550,000 cash from operating activities. Current liabilities at the end of Fiscal 2003 increased $29,441,000 over the prior year. Cash flows from operating activities resulted primarily from net income plus non-cash expenses and changes in working capital.

Net cash used in investing activities was $10,661,000 for Fiscal 2003. Investing activities primarily reflects capital expenditures on retail stores and purchases of investments.

Net cash used in financing activities was $453,000 for Fiscal 2003. Financing activities include the purchase and retirement of Company stock, cash dividend payments, principal payments on capital lease obligations and proceeds from the exercise of stock options.

The Company's total liabilities to equity ratio increased to .63 at January 3, 2004 from .40 at December 28, 2002 reflecting the impact of higher current liabilities with increased sales and the Company's obligation to pay $5,797,000 in additional union health care contributions arising from the labor dispute. The Company's current ratio was 2.15 at January 3, 2004 compared to 2.56 at December 28, 2002.

The Company's cash position, including investments, at the end of 2003 was $105,441,000 compared to $57,727,000 at the end of 2002. Current liabilities at the end of Fiscal 2003 increased $29,441,000 over the prior year. Cash not required for the immediate needs of the Company has been temporarily invested in commercial paper, marketable securities and a limited partnership that invests primarily in publicly traded, high yield bonds. All temporary investments are highly liquid except for the limited partnership investment of approximately $2,500,000 which allows for withdrawals on a quarterly basis. See Notes 1 and 2 of Notes to Consolidated Financial Statements. The Company is continually investigating opportunities for the use of these funds including new locations and the expansion and remodeling of its supermarket operations.

The following table sets forth the Company's contractual cash obligations and commercial commitments as of January 3, 2004.

Contractual Cash Obligations

(In Thousands)	*Total*	*Less Than 1 Year*	*1-3 Years*	*4-5 Years*	*After 5 Years*
7% Subordinated Income Debentures Due September 2014 Including Interest	$ 2,174	$ 86	$ 172	$ 172	$ 1,744
Capital Lease Obligations Including Interest	1,288	347	695	246	
Operating Leases	101,674	7,704	14,872	13,562	65,536
Total Contractual Cash Obligations	$105,136	$8,137	$15,739	$13,980	$67,280

Other Commercial Commitments

(In Thousands)	*Total*	*Less Than 1 Year*	*1-3 Years*	*4-5 Years*	*After 5 Years*
Standby Letters of Credit (1)	$ 4,494	$4,494			

(1) The standby letters of credit are maintained pursuant to the Company's insurance programs.

In April 2003, the Company announced a stock repurchase program, authorized by the Board of Directors, to purchase from time to time up to 100,000 shares of its Class A Common Stock in the open market or in private transactions. The timing, volume and price of purchases are at the discretion of the management of the Company. During 2003, the Company purchased and retired 4,942 shares of its Class A Common Stock for an aggregate purchase price of approximately $296,000.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions about future events that may affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Management has established accounting policies that they believe are appropriate in order to reflect the accurate reporting of the Company's operating results, financial position and cash flows. The Company applies these accounting policies in a consistent manner. Management bases their estimates on historical experience, current and expected economic conditions and various other factors that management believes to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company reevaluates these significant factors and makes adjustments where facts and circumstances dictate. Future events and their effects cannot be determined with absolute certainty, and therefore actual results may differ from estimates.

Management believes that the following accounting policies are the most critical in the preparation of the Company's financial statements because they involve the most difficult, subjective or complex judgments about the effect of matters that are inherently uncertain.

Investments

Investments are accounted for under the provisions of Statement of Financial Accounting Standards No. ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities." Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such determination at each balance sheet date. Debt securities for which the Company does not have the intent or ability to hold to maturity and equity securities are classified as available-for-sale investments and any unrealized gains and losses are included as a separate component of stockholders' equity.

Inventories

Supermarket nonperishable inventories are stated at the lower of cost or market, with cost determined using the last-in, first-out ("LIFO") method. Perishable inventories are valued at the lower of cost on a first-in, first-out ("FIFO") method or market.

The Company estimates inventory adjustments based on historical experience derived from periodic physical inventories. Allowances for inventory adjustments are recorded based on these estimates to properly reflect inventory at the balance sheet date.

Impairment of Long-Lived Assets

The Company monitors the carrying value of long-lived assets for potential impairment each quarter whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Impairment is determined by comparing projected undiscounted cash flows to be generated by the asset to its carrying value. If impairment is identified, a loss would be recorded equal to the excess of the asset's net book value over the asset's fair value.

Workers' Compensation and General and Auto Liability Insurance

The Company is primarily self-insured for losses related to workers' compensation and general and auto liability claims. The Company purchases stop-loss coverage to limit its loss exposure on a per claim basis. Accruals are based on reported claims and an estimate of claims incurred but not reported. While the ultimate amount of claims incurred are dependent on future developments, in management's opinion recorded reserves are adequate to cover the future payment of claims.

Revenue Recognition

The Company recognizes revenue at the time of sale. Discounts given to customers are recorded at the point of sale as a reduction of revenues. The Company maintains a bad debt allowance for receivables from vendors and Gelson's credit card sales. Valuation reserves are adjusted periodically based on historical recovery rates.

Merchandise Costs

Vendor rebates, credits and promotional allowances that relate to the Company's buying and merchandising activities, including lump-sum payments associated with long-term contracts, are recorded as a component of merchandise costs as they are earned in accordance with the underlying agreement.

Stock Options and Stock Appreciation Rights

The Company accounts for its Stock Option Plan using the intrinsic value based method prescribed in Accounting Principles Board Opinion No. ("APB") 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized in the Company's Statements of Operations and Comprehensive Income for fiscal years 2003, 2002 or 2001. SFAS 123, "Accounting for Stock-Based Compensation," (as amended by SFAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure") encourages adoption of a fair value based method for valuing the cost of stock-based compensation. However, it allows companies to use the intrinsic value based method prescribed by APB 25 and disclose pro forma net earnings and earnings per share in accordance with SFAS 123.

Stock-based compensation under the stock appreciation rights program is subject to variable accounting in accordance with FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans." As a result, changes in the market price of the Company's Class A Common Stock impacts compensation expense.

Recent Accounting Standards

In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this standard did not have any impact on the Company's consolidated financial statements as the Company has not entered into hedging or derivative contracts.

Effective the first quarter of 2003, the Company adopted Emerging Issues Task Force Issue No. ("EITF") 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor." EITF 02-16 addresses how a retailer should account for vendor credits and cash consideration received from a vendor. Adoption of the provisions of EITF 02-16 did not have a significant impact on the Company's consolidated financial statements.

In November 2003, the Emerging Issues Task Force reached a consensus on EITF 03-10, "Application of EITF 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers." EITF 03-10 addresses the accounting for manufacturer sales incentives offered directly to consumers, including manufacturer coupons. EITF 03-10 is effective for the first interim period beginning after November 25, 2003. Adoption of the provisions of EITF 03-10 will not have an impact on the Company's consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risks

The Company currently has no bank debt or fixture financing. If the Company should obtain financing or draw on its existing lines of credit, which bear interest at the bank's reference rate or the bank's adjusted LIBOR rate plus an index up to 1.2%, the Company could then be exposed to market risk related to interest fluctuations.

A change in market prices exposes the Company to market risk related to its investments which totaled $33,844,000 as of January 3, 2004. A hypothetical 10% drop in the market value of these investments would result in a $3,384,000 unrealized loss and a corresponding decrease in the fair value of these instruments. This hypothetical drop would not affect cash flow and would not have an impact on earnings until the Company sold the investments.

CONSOLIDATED Balance Sheets

ARDEN GROUP, INC. AND CONSOLIDATED SUBSIDIARIES

(In Thousands, Except Share and Per Share Data)	*January 3, 2004*	*December 28, 2002*
Assets		
Current assets:		
Cash and cash equivalents	$ 71,597	$ 30,161
Investments	33,844	27,566
Accounts and notes receivable, net	6,761	5,544
Inventories	16,997	14,542
Other current assets	1,783	2,473
Total current assets	130,982	80,286
Property held for resale or sublease	51	51
Property, plant and equipment, net	45,637	52,454
Deferred income taxes	7,010	2,066
Other assets	3,292	4,114
Total assets	$ 186,972	$ 138,971
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable, trade	$ 22,797	$ 15,306
Other current liabilities	37,793	15,868
Current portion of long-term debt	245	220
Total current liabilities	60,835	31,394
Long-term debt	2,038	2,283
Deferred rent	4,473	3,782
Other liabilities	4,626	2,485
Total liabilities	71,972	39,944
Commitments and contingent liabilities (Note 16)		
Stockholders' equity:		
Common Stock, Class A, $.25 par value; authorized 10,000,000 shares; 3,374,868 and 3,355,935 shares issued and outstanding for 2003 and 2002, respectively, including 1,357,200 treasury shares	844	839
Common Stock, Class B, $.25 par value; authorized 1,500,000 shares; 1,363,584 shares issued and outstanding	341	341
Capital surplus	5,547	4,362
Unrealized gain on investments	346	232
Retained earnings	111,675	97,006
	118,753	102,780
Treasury stock, 1,357,200 shares at cost	(3,753)	(3,753)
Total stockholders' equity	115,000	99,027
Total liabilities and stockholders' equity	$ 186,972	$ 138,971

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF

Operations and Comprehensive Income

ARDEN GROUP, INC. AND CONSOLIDATED SUBSIDIARIES

(In Thousands, Except Share and Per Share Data)	*2003*	*2002*	*2001*
Sales	$ 489,710	$ 401,378	$ 391,880
Cost of sales	276,381	226,916	226,302
Gross profit	213,329	174,462	165,578
Delivery, selling, general and administrative expenses	187,871	152,818	146,201
Operating income	25,458	21,644	19,377
Interest and dividend income	1,768	1,867	2,166
Other income (expense), net	950	98	356
Interest expense	(272)	(321)	(596)
Income before income taxes	27,904	23,288	21,303
Income tax provision	11,323	9,356	8,432
Net income	$ 16,581	$ 13,932	$ 12,871
Other comprehensive income (loss), net of tax:			
Unrealized gain (loss) from investments:			
Unrealized holding gains (losses) arising during the period	568	732	(680)
Reclassification adjustment for realized (gains) losses included in net income	(454)	153	28
Net unrealized gain (loss), net of income tax expense (benefit) of $78 for 2003, $608 for 2002 and ($449) for 2001	114	885	(652)
Comprehensive income	$ 16,695	$ 14,817	$ 12,219
Net income per common share:			
Basic	$ 4.91	$ 4.15	$ 3.80
Diluted	$ 4.90	$ 4.14	$ 3.79
Weighted average common shares outstanding:			
Basic	3,379,443	3,355,020	3,389,234
Diluted	3,380,524	3,365,961	3,398,671

The accompanying notes are an integral part of these consolidated financial statements.

(In Thousands, Except Share Data)	*2003*	*2002*	*2001*
Common Stock, Class A:			
Balance, beginning of year	$ 839	$ 835	$ 862
Purchase and retirement of common stock (4,942 shares in 2003 and 109,927 shares in 2001)	(1)		(28)
Shares issued under Stock Option Plan (14,750 shares)	6	4	
Exchange of stock			1
Balance, end of year	844	839	835
Common Stock, Class B:			
Balance, beginning of year	341	341	342
Exchange of stock			(1)
Balance, end of year	341	341	341
Capital surplus:			
Balance, beginning of year	4,362	3,680	3,766
Purchase and retirement of common stock	(5)		(86)
Shares issued under Stock Option Plan	1,190	682	
Balance, end of year	5,547	4,362	3,680
Notes receivable from officer/director:			
Balance, beginning of year	0	(135)	(135)
Principal received		135	
Balance, end of year	0	0	(135)
Unrealized gain (loss) on investments:			
Balance, beginning of year	232	(653)	(1)
Net unrealized gain (loss)	114	885	(652)
Balance, end of year	346	232	(653)
Retained earnings:			
Balance, beginning of year	97,006	83,074	74,872
Net income	16,581	13,932	12,871
Dividends to common stockholders	(1,622)		
Purchase and retirement of common stock	(290)		(4,669)
Balance, end of year	111,675	97,006	83,074
Stockholders' equity before treasury stock	118,753	102,780	87,142
Treasury stock, at cost	(3,753)	(3,753)	(3,753)
Total stockholders' equity	$ 115,000	$ 99,027	$ 83,389

The accompanying notes are an integral part of these consolidated financial statements.

(In Thousands)	*2003*	*2002*	*2001*
Cash flows from operating activities:			
Cash received from customers	$ 488,562	$ 402,847	$ 392,698
Cash paid to suppliers and employees	(430,982)	(369,881)	(364,624)
Interest and dividends received	1,472	1,604	1,935
Interest paid	(258)	(331)	(627)
Income taxes paid	(6,244)	(8,706)	(9,800)
Net cash provided by operating activities	52,550	25,533	19,582
Cash flows from investing activities:			
Capital expenditures	(5,752)	(4,023)	(10,066)
Purchases of investments	(11,836)	(21,667)	(4,637)
Sales of investments	6,828	14,686	282
Proceeds from the sale of property, plant and equipment	99	68	54
Net cash used in investing activities	(10,661)	(10,936)	(14,367)
Cash flows from financing activities:			
Purchase and retirement of Company stock	(296)		(4,783)
Principal payments on long-term debt			(4,762)
Principal payments under capital lease obligations	(220)	(250)	(257)
Loan payments received from officer/director		135	
Proceeds from exercise of stock options	874	576	
Cash dividends paid	(811)		
Net cash provided by (used in) financing activities	(453)	461	(9,802)
Net increase (decrease) in cash and cash equivalents	41,436	15,058	(4,587)
Cash and cash equivalents at beginning of year	30,161	15,103	19,690
Cash and cash equivalents at end of year	$ 71,597	$ 30,161	$ 15,103

The accompanying notes are an integral part of these consolidated financial statements.

	2003	2002	2001
Reconciliation of Net Income to Net Cash Provided by Operating Activities:			
Net income	$ 16,581	$ 13,932	$ 12,871
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	8,126	8,139	7,872
Provision for losses on accounts and notes receivable		(20)	58
Loss on impairment of long-lived assets	4,311		
Net loss (gain) from the disposal of property, plant and equipment	33	(19)	44
Realized loss (gain) on investments, net	(950)	(98)	(383)
Tax benefit of stock option transactions	232	110	
Stock compensation expense	90		
Changes in assets and liabilities net of effects from noncash investing and financing activities:			
(Increase) decrease in assets:			
Investments	(128)	(143)	(182)
Accounts and notes receivable	(1,217)	1,450	940
Inventories	(2,455)	206	(1,334)
Other current assets	690	1,071	(547)
Other assets	822	178	(404)
Increase (decrease) in liabilities:			
Accounts payable and other accrued expenses	28,605	572	1,092
Deferred income taxes	(5,022)	(698)	(1,488)
Deferred rent	691	724	761
Other liabilities	2,141	129	282
Net cash provided by operating activities	$ 52,550	$ 25,533	$ 19,582

The accompanying notes are an integral part of these consolidated financial statements.

1. Accounting Policies

Basis of Presentation and Business Description

The consolidated financial statements of Arden Group, Inc. (the "Company") include the accounts of the Company and its direct and indirect subsidiaries. All intercompany accounts and transactions are eliminated in consolidation. The Company operates 18 supermarkets in Southern California.

Fiscal Year

The Company operates on a fiscal year ending on the Saturday closest to December 31. Fiscal years for the consolidated financial statements included herein ended on January 3, 2004 (53-weeks), December 28, 2002 (52-weeks) and December 29, 2001 (52-weeks).

The following is a summary of significant accounting policies followed in the preparation of these consolidated financial statements.

Cash and Cash Equivalents

The Consolidated Statements of Cash Flows classify changes in cash and cash equivalents (short-term, highly liquid investments readily convertible into cash with an original maturity at date of purchase of three months or less) according to operating, investing or financing activities. At times, cash balances held at financial institutions are in excess of federally insured limits. The Company places its temporary cash investments with high credit, quality financial institutions and limits the amount of credit exposure to any one financial institution. The Company believes no significant concentration of credit risk exists with respect to these cash investments.

Investments

The Company invests in marketable securities including mutual funds and debt and equity securities. Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. All marketable securities are defined as available-for-sale investments under the provisions of Statement of Financial Accounting Standards No. ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities."

Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such determination at each balance sheet date. Debt securities for which the Company does not have the intent or ability to hold to maturity and equity securities are classified as available-for-sale. Investments are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. The cost of investments sold is determined based on the specific identification method.

In January 2001, the Company invested $2,500,000 in a limited partnership that invests primarily in publicly traded, high yield bonds. The holding represents less than a 3% interest and the Company does not have the ability to exercise significant influence over the operating and financial policies of the partnership. Consequently, the investment is accounted for under the cost method. The partnership allows withdrawals on a quarterly basis.

Accounts and Notes Receivable

The Company monitors vendor receivables and extensions of credit on an ongoing basis and has not experienced significant losses related to its receivables. At January 3, 2004, the Company did not have significant credit risk concentrations. No single group or customer represents greater than 2% of total accounts and notes receivable. Issuance costs related to Gelson's charge cards are not significant and are expensed as incurred.

Inventories

Supermarket nonperishable inventories are stated at the lower of cost or market, with cost determined using the last-in, first-out ("LIFO") method. Perishable inventories are valued at the lower of cost on a first-in, first-out ("FIFO") method or market.

The Company estimates inventory adjustments based on historical experience derived from periodic physical inventories and other factors. Allowances for inventory adjustments are recorded based on these estimates to properly reflect inventory at the balance sheet date.

Property Held for Resale or Sublease

It is the Company's policy to hold for sale or sublease property considered by management as excess and no longer necessary for the operations of the Company. The aggregate carrying values of such owned property is periodically reviewed for impairment and adjusted, when appropriate.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of individual assets or classes of assets as follows:

Buildings and improvements	5 to 15 years
Store fixtures and office equipment	3 to 8 years
Transportation equipment	2 to 5 years
Machinery and equipment	3 to 10 years

Improvements to leased properties are amortized over their estimated useful lives or lease period, whichever is shorter. Leasehold interests are amortized over the initial lease term.

Leased property meeting certain capital lease criteria is capitalized and the present value of the related lease payments is recorded as a liability. Amortization of capitalized leased assets is computed on the straight-line method over the shorter of the estimated useful life or the initial lease term.

Normal repairs and maintenance are expensed as incurred. Expenditures which materially increase values, change capacities or extend useful lives are capitalized. Replacements are capitalized and the property, plant and equipment accounts are relieved of the items being replaced. The related costs and accumulated depreciation of disposed assets are eliminated and any gain or loss on disposition is included in income.

Impairment of Long-Lived Assets

The Company monitors the carrying value of long-lived assets for potential impairment each quarter whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Impairment is determined by comparing projected undiscounted cash flows to be generated by the asset to its carrying value. If impairment is identified, a loss would be recorded equal to the excess of the asset's net book value over the asset's fair value.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values because of the short-term maturity of these instruments. The fair value of long-term debt closely approximates its carrying value. The Company uses quoted market prices, when available, or discounted cash flows to calculate these fair values.

Workers' Compensation and General and Auto Liability Costs

In June 2003, the Company terminated its guaranteed cost workers' compensation policy and purchased a high deductible workers' compensation policy. Accordingly, the Company is primarily self-insured for losses related to workers' compensation and general and auto liability claims. The Company maintains stop-loss coverage to limit its loss exposure on a per claim basis. Accruals are based on reported claims and an estimate of claims incurred but not reported. The Company's liability reserve for unpaid and incurred but not reported claims at January 3, 2004 was approximately $3,763,000. While the ultimate amount of claims incurred are dependent on future developments, in management's opinion, recorded reserves are adequate to cover the future payment of claims.

Revenue Recognition

The Company recognizes revenue at the time of sale. Discounts given to customers are recorded at the point of sale as a reduction of revenues. The Company maintains a bad debt allowance for receivables from vendors and Gelson's credit card sales. Valuation reserves are adjusted periodically based on historical recovery rates.

Merchandise Costs

Vendor rebates, credits and promotional allowances that relate to the Company's buying and merchandising activities, including lump-sum payments associated with long-term contracts, are recorded as a component of merchandise costs as they are earned in accordance with the underlying agreement.

Stock Options and Stock Appreciation Rights

The Company uses the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employee," to account for employee stock options. Under this method, because the exercise price of the stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. The table below presents pro forma results for the current and prior years, as if the Company had used the alternate fair value method of accounting for stock-based compensation, prescribed by SFAS 123, "Accounting for Stock-Based Compensation" (as amended by SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure"). Under this pro forma method, the fair value of each option grant was estimated at the date of grant using the Black-Scholes option-pricing model and was recognized over the vesting period.

(In Thousands, Except Net Income Per Share)	2003	2002	2001
Net income, as reported	$16,581	$13,932	$12,871
Deduct total stock-based compensation expense determined under the fair value method, net of tax	(21)	(84)	(93)
Net income, pro forma	$16,560	$13,848	$12,778
Basic net income per common share, as reported	$ 4.91	$ 4.15	$ 3.80
Basic net income per common share, pro forma	$ 4.90	$ 4.13	$ 3.77
Diluted net income per common share, as reported	$ 4.90	$ 4.14	$ 3.79
Diluted net income per common share, pro forma	$ 4.90	$ 4.11	$ 3.76

The weighted average fair value at date of grant for options issued in 2000 was $12.50 per option. The fair value of options at date of grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

Risk-free interest rate	6.54%
Expected dividend yield	0%
Expected option life	4 years
Expected stock price volatility	44.3%

The effects of applying SFAS 123 for the pro forma disclosures are not necessarily indicative of the effects expected on current or future net income and basic net income per common share as the valuations are based on highly subjective assumptions about the future, including stock price volatility and exercise patterns.

Stock-based compensation under the stock appreciation rights ("SARs") program is subject to variable accounting in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans." As a result, changes in the market price of the Company's Class A Common Stock impacts the SARs compensation charge.

Environmental Costs

Costs incurred to investigate and remediate contaminated sites are expensed as incurred.

Store Opening Costs

Noncapital expenditures incurred in opening a new store are expensed as incurred.

Advertising and Sales Promotion Costs

Advertising and sales promotion costs are expensed as incurred and totaled $2,844,000, $2,760,000 and $3,187,000 in 2003, 2002 and 2001, respectively.

Rental Expense

Rental payments on operating leases are recorded over the lease term as they become payable or receivable except rental payments on leases with scheduled rent increases which are recognized on a straight-line basis over the term of the lease.

Income Taxes

Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

Net Income Per Share

Basic net income per share is computed by dividing the net income attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income attributable to common shareholders by the weighted-average number of common and common equivalent shares outstanding during the period. Common share equivalents included in the diluted computation represent shares issuable upon assumed exercise of stock options using the treasury stock method.

The following table reflects the calculation of basic and diluted net income per common share:

(In Thousands, Except Share and Per Share Data)	2003	2002	2001
Net income per common share – Basic			
Net income	$ 16,581	$ 13,932	$ 12,871
Weighted average shares outstanding	3,379,443	3,355,020	3,389,234
Net income per common share – Basic	$ 4.91	$ 4.15	$ 3.80
Net income per common share – Diluted			
Net income	$ 16,581	$ 13,932	$ 12,871
Weighted average shares outstanding	3,379,443	3,355,020	3,389,234
Dilutive impact of options outstanding	1,081	10,941	9,437
Weighted average shares outstanding dilutive	3,380,524	3,365,961	3,398,671
Net income per common share – Diluted	$ 4.90	$ 4.14	$ 3.79

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

Impact of Recently Issued Accounting Standards

In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this standard did not have any impact on the Company's consolidated financial statements as the Company has not entered into hedging or derivative contracts.

Effective the first quarter of 2003, the Company adopted Emerging Issues Task Force Issue No. ("EITF") 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor." EITF 02-16 addresses how a retailer should account for vendor credits and cash consideration received from a vendor. Adoption of the provisions of EITF 02-16 did not have a significant impact on the Company's consolidated financial statements.

In November 2003, the Emerging Issues Task Force reached a consensus on EITF 03-10, "Application of EITF 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers." EITF 03-10 addresses the accounting for manufacturer sales incentives offered directly to consumers, including manufacturer coupons. EITF 03-10 is effective for the first interim period beginning after November 25, 2003. Adoption of the provisions of EITF 03-10 will not have an impact on the Company's consolidated financial statements.

2. Investments

Marketable securities are shown on the accompanying balance sheet at their fair value. The investment in a limited partnership that invests primarily in publicly traded, high yield bonds is accounted for under the cost method as the Company owns less than 3% of the partnership and does not have the ability to exercise significant influence over the operating and financial policies of the partnership. The fair market value of the Company's investment in the limited partnership was approximately $3,942,000 at December 31, 2003. The partnership allows withdrawals on a quarterly basis.

(In Thousands)	*Cost*	*Unrealized Gain (Loss)*	*Fair Value*
As of January 3, 2004:			
Investments:			
Mutual funds	$ 26,755	$ 186	$ 26,941
United States government securities	1,994	16	2,010
Debt securities	2,010	383	2,393
Limited partnership (1)	2,500		2,500
Total	$ 33,259	$ 585	$ 33,844
As of December 28, 2002:			
Investments:			
Mutual funds	$ 21,825	$ (89)	$ 21,736
Equity securities	985	245	1,230
Debt securities	1,863	237	2,100
Limited partnership (1)	2,500		2,500
Total	$ 27,173	$ 393	$ 27,566

(1) The Company follows the cost method of accounting for this investment. Accordingly, the fair value reflects the cost basis.

The contractual maturities of available-for-sale debt securities at January 3, 2004 are as follows:

(In Thousands)	*Amortized Cost*	*Fair Value*
Due after one year through three years	$2,010	$2,393

Realized net gains (losses) from the sale of securities were $843,000, ($211,000) and ($44,000) in 2003, 2002 and 2001, respectively.

3. Accounts and Notes Receivable, Net

(In Thousands)	*January 3, 2004*	*December 28, 2002*
Accounts receivable, trade	$3,899	$3,827
Notes receivable	96	116
Other accounts receivable	2,946	1,807
	6,941	5,750
Less: Allowance for doubtful accounts and notes receivable	(180)	(206)
	$6,761	$5,544

There was no provision for doubtful accounts and notes receivable in 2003. The provision in 2002 and 2001 was approximately $20,000 and $58,000, respectively.

4. Inventories

Inventories valued by the LIFO method totaled $13,880,000 in 2003, $11,601,000 in 2002 and $11,779,000 in 2001. Inventory balances would have been $3,399,000, $3,186,000 and $3,440,000 higher at the end of 2003, 2002 and 2001, respectively, if they had been stated at the lower of FIFO cost or market. The LIFO effect on net income and basic net income per common share was a decrease of approximately $126,000 ($.04 per share), an increase of $150,000 ($.04 per share) and a decrease of $111,000 ($.03 per share) in 2003, 2002 and 2001, respectively.

5. Significant Supplier

During 2003, the Company procured approximately 21% of its product through Unified Western Grocers, Inc. ("Unified"), a grocery cooperative. As a member-patron, the Company is required to provide Unified with certain minimum deposits and credit in order to purchase product from the cooperative. As of January 3, 2004, the Company had approximately $2,223,000 on deposit with Unified. The minimum deposit requirement is satisfied through a combination of cash, credit and ownership of equity shares in Unified.

6. Property, Plant and Equipment

(In Thousands)	*January 3, 2004*	*December 28, 2002*
Land	$ 8,584	$ 8,110
Buildings and improvements	9,693	9,693
Store fixtures and office equipment	36,065	35,417
Transportation equipment	2,664	2,796
Machinery and equipment	1,236	1,001
Leasehold improvements	39,206	42,153
Leasehold interests	4,538	4,538
Assets under capital leases	3,058	3,058
Assets under construction	488	1,410
	105,532	108,176
Accumulated depreciation and amortization	(59,895)	(55,722)
	$ 45,637	$ 52,454

As of January 3, 2004, approximately $19,258,000 of property, plant and equipment (at cost) was fully depreciated and is still being used in operations. As of January 3, 2004, the Company has recorded $2,636,000 in accumulated amortization for assets under capital lease.

In the fourth quarter of Fiscal 2003, the Company recorded a $4,311,000 pre-tax impairment on long-lived assets related to its Pasadena retail store. Sales at Pasadena have been below management's expectations since the store's initial opening in September 2001. During the fourth quarter of 2003, a labor dispute in the Company's trade area temporarily resulted in improved sales at Pasadena, however, sales remain at levels below management's expectations and are anticipated to decline significantly from strike levels at the conclusion of the labor dispute. The impairment charge, a component of delivery, selling, general and administrative expenses, reflects the difference between the carrying value of the Pasadena assets and the estimated fair value, which was based on the discounted future cash flows using a risk-free interest rate.

7. Other Current Liabilities

(In Thousands)	*January 3, 2004*	*December 28, 2002*
Employee compensated absences	$ 4,612	$ 4,487
Taxes (including taxes collected from others of $2,461 and $1,556, respectively)	14,857	3,771
Payroll	1,803	1,322
Employee benefits	9,039	2,083
Other	7,482	4,205
	$ 37,793	$ 15,868

8. Long-Term Debt

	Current		*Non-Current*	
(In Thousands)	*January 3, 2004*	*December 28, 2002*	*January 3, 2004*	*December 28, 2002*
Obligations under capital leases	$ 245	$ 220	$ 810	$ 1,055
7% Subordinated income debentures due September 1, 2014			1,228	1,228
	$ 245	$ 220	$ 2,038	$ 2,283

At January 3, 2004, the approximate principal payments required on long-term debt for each fiscal year are as follows:

(In Thousands)

2005	*2006*	*2007*	*2014*
$273	$304	$233	$1,228

The Company has bank revolving lines of credit in the amount of $10,000,000 which expires in August 2004 and $3,000,000 which expires in October 2004. Borrowings bear interest at the bank's prime rate or the adjusted LIBOR rate plus an index up to 1.2%. At the end of 2003 and 2002, there were no amounts borrowed against either of the revolving lines of credit.

Debentures: The indenture relating to the 7% subordinated income debentures ("7% Debentures"), due September 1, 2014, provides for interest payable semi-annually on March 1 and September 1 to the extent that current annual net income is sufficient therefor, or at the discretion of the Company, out of available retained earnings. No accrued interest was in arrears as of January 3, 2004. The debentures are recorded at face value which approximates its fair value.

9. Capital Stock

Class A Common Stock: The Company is authorized to issue 10,000,000 shares of Class A Common Stock, par value $.25 per share. At January 3, 2004 and December 28, 2002, shares issued were 3,374,868 and 3,355,935, respectively, including 1,357,200 treasury shares. During 2003 and 2001, the Company purchased and retired 4,942 and 109,927 shares of its Class A Common Stock for an aggregate purchase price of approximately $296,000 and $4,783,000, respectively. The Class A Common Stock has one vote per share on all matters on which stockholders are entitled to vote or consent.

Class B Common Stock: The Company is authorized to issue 1,500,000 shares of Class B Common Stock, par value $.25 per share. At January 3, 2004 and December 28, 2002, there were 1,363,584 shares, issued and outstanding. The Class B Common Stock has ten votes per share on virtually all matters on which stockholders are entitled to vote or consent. Transfer of Class B Common Stock is restricted to other Class B stockholders and certain other classes of transferees. Class B Common Stock is convertible, at the option of the holder, into Class A Common Stock on a share-for-share basis. The Class B Common Stock is also automatically converted into Class A Common Stock under certain circumstances, including upon the transfer of such stock to a transferee other than another Class B stockholder and certain other classes of transferees. 1,000 and 4,400 shares of Class B Common Stock were exchanged for Class A Common Stock during 2002 and 2001, respectively. Cash or property dividends on Class B Common Stock are restricted to an amount equal to 90% of any dividend paid on Class A Common Stock.

Supplemental Cash Flow Information: On January 20, 2004, the Company paid a regular quarterly cash dividend of 25 cents per share on Class A Common Stock and 22.5 cents per share on Class B Common Stock, aggregating $811,000, to stockholders of record on December 31, 2003.

10. Stock Options and Stock Appreciation Rights

In 1998, the Company adopted a Non-Officer and Non-Director Stock Option Plan (the "Stock Option Plan") which initially provided for the granting of stock options to key employees to purchase up to 35,000 shares of the Company's Class A Common Stock. The Stock Option Plan was amended in 2000 to increase the number of shares available thereunder to an aggregate of 70,000 shares. The objective of the Stock Option Plan is to attract and retain quality personnel and to promote the success of the Company by providing employees the opportunity to share in its growth. These options vest at 25% per year beginning at the end of the first year and expire five years from the date of grant. The exercise price of stock options granted under the Stock Option Plan is equal to the fair market value of the Company's Class A Common Stock on the date of grant.

The Company also has granted SARs covering shares of the Company's Class A Common Stock to non-employee directors, officers and certain employees of the Company. Each SAR entitles the holder to receive upon exercise thereof the excess of the fair market value of a share of Class A Common Stock on the date of exercise over the fair market value of such share on the date granted. The SARs vest 25% each year beginning at the end of the first year and expire five years from the date of grant.

Stock options and SARs transactions during the past three years have been as follows:

	Stock Options		SARs: Officers and Employees		SARs: Non-Employee Directors	
	Options	Weighted Average Price	SARs	Weighted Average Price	SARs	Weighted Average Price
Outstanding as of December 29, 2001	41,500	$36.97	20,000	$34.53	50,000	$32.85
Exercised	14,750	$39.07	12,500	$36.72	17,500	$29.06
Outstanding as of December 28, 2002	26,750	$35.81	7,500	$30.89	32,500	$34.89
Granted			64,500	$71.88	10,000	$54.25
Exercised	23,875	$36.62	3,125	$33.44	13,250	$29.06
Forfeitures	875	$29.06				
Outstanding as of January 3, 2004	2,000	$29.06	68,875	$69.16	29,250	$44.15
Exercisable as of January 3, 2004			1,875		6,750	
Available for grant as of January 3, 2004	28,500		N/A		N/A	

The following table summarizes information about the Company's stock options and SARs outstanding at January 3, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
Stock Options					
$29.06	2,000	1.2 years	$29.06		
SARs – Officers & Employees					
$29.06	4,375	1.2 years	$29.06	1,875	$29.06
$60.50	20,000	4.6 years	$60.50		
$77.00	44,500	4.9 years	$77.00		
	68,875	4.6 years	$69.16	1,875	$29.06
SARs – Non-Employee Directors					
$29.06	9,250	1.2 years	$29.06	1,750	$29.06
$48.00	10,000	2.5 years	$48.00	5,000	$48.00
$54.25	10,000	4.3 years	$54.25		
	29,250	2.7 years	$44.15	6,750	$43.09

For 2003, 2002 and 2001, the Company incurred compensation expense related to SARs of $740,000, $481,000 and $1,223,000, respectively.

On January 20, 2004, the Company granted SARs aggregating 50,000 units at a base of $77.50 per unit to non-employee members of its Board of Directors on that date.

11. Retirement Plans

The Company contributes to multi-employer union pension plans, administered by various trustees, which may be deemed to be defined benefit plans. Contributions to these plans are based upon negotiated wage contracts. Information relating to accumulated benefits and fund assets as they may be allocable to the participants at January 3, 2004 is not available. The Company's total union pension expense for all plans for 2003, 2002 and 2001 amounted to $4,787,000, $3,086,000 and $1,165,000, respectively. Contributions to the multi-employer union pension plan covering the majority of the Company's employees were suspended for two months in 2003, six months in 2002 and twelve months in 2001.

The Arden Group, Inc. 401(k) Retirement Savings Plan (the "Company Savings Plan") covers all nonunion employees of the Company and its subsidiaries who have attained the age of 18 and have completed at least one year of service. The Company Savings Plan provides that, with certain limitations, a participating employee may elect to contribute up to 100% of such employee's annual compensation up to a maximum of $13,000 in 2003 to the Company Savings Plan on a tax-deferred basis. The Company made discretionary contributions to the Company Savings Plan of $837,000, $806,000 and $720,000 for the years 2003, 2002 and 2001, respectively.

The Company maintains a noncontributory, trusteed Stock Bonus Plan (the "Plan") which is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. Under the Third Amendment to the Plan, effective January 1, 2002, no new participants or contributions to the Plan are allowed. Existing contributions must be invested in the Company's Class A Common Stock with excess cash being invested in certain government-backed securities. There were no contributions to the Plan in fiscal years 2003, 2002 or 2001.

An employment agreement with a key executive officer provides for annual retirement compensation equal to 25% of his average base salary and bonus earned in the last three years prior to his retirement. The Company has accrued its obligation under the terms of the employment agreement. The Company accrued $104,000, $348,000 and $273,000 toward this benefit in 2003, 2002 and 2001, respectively.

12. Multi-Employer Union Health Care Plans

The Company contributes to multi-employer union health care plans, administered by various trustees, in accordance with the provisions of various labor contracts. Contributions to these plans are generally based on the number of hours worked. The Company's expense for these plans totaled $21,019,000, $11,927,000 and $10,249,000 for 2003, 2002 and 2001, respectively.

Health care expense in 2003 reflects a $5,797,000 assessment by the trust fund covering the majority of the Company's employees to pay health care claims and restore trust fund reserves depleted during a labor dispute.

13. Income Taxes

The composition of the federal and state income tax provision (benefit) is as follows:

(In Thousands)	*2003*	*2002*	*2001*
Current:			
Federal	$12,457	$ 7,420	$ 8,079
State	3,811	2,026	2,290
Total current tax provision	16,268	9,446	10,369
Deferred:			
Federal	(3,587)	(73)	(1,438)
State	(1,358)	(17)	(499)
Total deferred tax provision	(4,945)	(90)	(1,937)
Total income tax provision	$11,323	$ 9,356	$ 8,432

The Company's deferred tax assets (liabilities) were attributable to the following:

(In Thousands)	*January 3, 2004*	*December 28, 2002*
Deferred tax assets:		
Capital lease obligations	$ 433	$ 524
Accrued expenses	6,369	2,422
Deferred rent	1,822	1,539
State income taxes	1,174	758
Allowance for doubtful accounts	73	84
Other	1,243	729
Deferred tax assets	11,114	6,056
Deferred tax liabilities:		
Deferred gain on debenture exchange	(3,177)	(3,338)
Capital lease assets	(172)	(218)
Other	(755)	(434)
Deferred tax liabilities	(4,104)	(3,990)
Deferred income taxes, net	$ 7,010	$ 2,066

Reconciliation of the statutory federal rate and effective rate is as follows:

(In Thousands, Except Percentage Amounts)	2003 Amount	2003 Rate	2002 Amount	2002 Rate	2001 Amount	2001 Rate
Federal tax at statutory rate	$ 9,767	35.0%	$ 8,151	35.0%	$ 7,456	35.0%
State income taxes, net of federal tax benefit	1,603	5.7%	1,338	5.7%	1,224	5.7%
Other	(47)	(.1%)	(133)	(.5%)	(248)	(1.1%)
	$11,323	40.6%	$ 9,356	40.2%	$ 8,432	39.6%

14. Leases

The principal kinds of property leased by the Company and its subsidiaries are supermarket buildings. The most significant obligations assumed under the lease terms, other than rental payments, are the upkeep of the facilities, insurance and property taxes. Most supermarket leases contain contingent rental provisions based on sales volume and have renewal options. The Company's decision to exercise renewal options is primarily dependent on the level of business conducted at the location and the profitability thereof.

All leases and subleases with an initial term greater than one year are accounted for under SFAS 13, "Accounting for Leases." These leases are classified as either capital leases, operating leases or subleases, as appropriate.

Assets Under Capital Leases: Assets under capital leases are capitalized using interest rates appropriate at the inception of each lease. Contingent rentals associated with capital leases in 2003, 2002 and 2001 were $428,000, $235,000 and $214,000, respectively, and accordingly have been charged to expense as incurred. Following is an analysis of assets under capital leases:

(In Thousands)	January 3, 2004	December 28, 2002
Buildings:		
Cost	$ 3,058	$ 3,058
Accumulated amortization	(2,636)	(2,523)
	$ 422	$ 535

Future minimum lease payments for the assets under capital leases at January 3, 2004 are as follows:

(In Thousands)	
2004	$ 348
2005	347
2006	347
2007	246
Total minimum obligations	1,288
Interest	(233)
Present value of net minimum obligations	1,055
Current portion	(245)
Long-term obligations	$ 810

Operating Leases and Subleases: In addition to capital leases, the Company is obligated under operating leases, primarily for buildings, which expire at various dates through 2023. Future minimum lease payments for all noncancelable operating leases having a remaining term in excess of one year at January 3, 2004 are as follows:

(In Thousands)	Commitments	Deduct Sublease Rentals	Net Rental Commitments
2004	$ 7,704	$ 602	$ 7,102
2005	7,454	597	6,857
2006	7,418	577	6,841
2007	7,200	581	6,619
2008	6,362	571	5,791
Thereafter	65,536	2,293	63,243
	$ 101,674	$ 5,221	$ 96,453

Rent expense under operating leases was as follows:

(In Thousands)	2003	2002	2001
Minimum rent	$ 8,002	$ 8,301	$ 7,811
Contingent rent	2,043	1,277	1,389
	10,045	9,578	9,200
Sublease rentals	(1,673)	(1,707)	(1,696)
	$ 8,372	$ 7,871	$ 7,504

15. Related Party Transactions

At December 29, 2001, the Company held two notes receivable with balances totaling $135,000 from an officer/director of the Company. In August 2002, the notes were repaid in full by the officer/director. These notes arose from transactions in 1979 and 1980 whereby the Company loaned the officer/director money to purchase shares of the Company's Class A Common Stock at the then fair market value. The notes bore interest at the rate of 6% per annum payable annually.

A director of the Company is a partner of a law firm which performs legal services for the Company.

16. Commitments and Contingent Liabilities

The Company has an employment agreement with a key executive officer and shareholder which expires on January 1, 2006. In addition to a base salary, the agreement provides for a bonus based on pre-tax earnings. No maximum compensation limit exists. Total salary and bonus expensed in 2003, 2002 and 2001 was approximately $1,565,000, $1,379,000 and $1,294,000, respectively.

As of January 3, 2004, authorized expenditures on projects in progress for the construction and purchase of property, plant and equipment totaled approximately $3,242,000. Of this total, approximately $2,383,000 has been contractually committed.

The Company and its subsidiaries are subject to a myriad of environmental laws, regulations and lease covenants with its landlords regarding air, water and land use, products for sale, and the use, storage and disposal of hazardous materials. The Company believes it substantially complies, and has in the past substantially complied, with federal, state and local environmental laws and regulations and private covenants. The Company cannot, at this time, estimate the expense it ultimately may incur in connection with any violations; however, it believes any such claims will not have a material adverse impact on either the Company's consolidated financial position, results of operations or cash flows.

The Company or its subsidiaries are defendants in a number of cases currently in litigation, being vigorously defended, in which the complainants seek monetary damages. As of the date hereof, no estimate of potential liability, if any, is possible. Based upon current information, management, after consultation with legal counsel defending the Company's interests in the cases, believes the ultimate disposition thereof will not have a material effect upon either the Company's consolidated financial position, results of operations or cash flows.

17. Selected Quarterly Financial Data (Unaudited)

(In Thousands, Except Per Share Data)

Quarter	*Sales*	*Gross Profit*	*Net Income*	*Diluted Net Income Per Share (1)*
2002				
First	$100,560	$ 43,338	$ 3,682	$1.09
Second	98,710	42,939	3,420	1.02
Third	98,207	43,030	3,218	.96
Fourth	103,901	45,155	3,612	1.07
2003				
First	$100,364	$ 43,767	$ 2,785	$ .82
Second	101,243	44,417	3,275	.97
Third	101,898	44,910	2,985	.88
Fourth (2)	186,205	80,235	7,536	2.23

(1) Earnings per share is calculated using the weighted average outstanding shares for the quarter.

(2) The fourth quarter results were favorably impacted by a labor dispute in the Company's trade area.

18. Subsequent Event

The collective bargaining agreement with the United Food and Commercial Workers ("UFCW"), which covers the majority of the Company's employees, expired on October 5, 2003. Three major grocery retailers covered under the expired agreement operated under strike or lockout from October 11, 2003 through February 29, 2004 when a contract settlement was reached. During the labor dispute the Company operated under contract extensions. In return, the UFCW agreed not to strike the Company. Gelson's remained open; its employees elected not to strike the Company. The labor dispute resulted in a temporary shift in consumer shopping patterns and a significant increase in the Company's sales and results of operations during the fourth quarter of 2003 and the first quarter of 2004. The Company anticipates that with the February 2004 contract settlement most former customers of the three major grocery retailers will return to their previous shopping patterns but that post-strike sales will be somewhat greater than during comparable pre-strike levels as a result of the retention of some of the new shoppers that came to Gelson's during the labor dispute.

Prior to the contract expiration, the Company agreed to be bound by all modifications regarding trust funds and hourly wage rates as negotiated between the UFCW and the three major grocery retailers. In late February 2004, employees of the three major retailers ratified a new labor contract. The new contract provides for, among other things, a new two-tier employment structure, elimination of health care maintenance of benefits provided for under the prior agreement and bonus payments in lieu of wage increases. In a vote held on March 24-25, 2004, employees of the Company who are members of the UFCW ratified a new labor contract on terms similar to those reached by the three major grocery retailers. The new labor contract expires in March 2007.

REPORT OF Independent Auditors

To the Stockholders of Arden Group, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows, present fairly, in all material respects, the financial position of Arden Group, Inc. and its subsidiaries at January 3, 2004 and December 28, 2002 and the results of their operations and their cash flows for each of the three years in the period ended January 3, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Los Angeles, California

March 12, 2004

Directors and Officers

Board of Directors

Bernard Briskin, *Chairman of the Board, President and Chief Executive Officer, Arden Group, Inc.*
John G. Danhakl, *Partner, Leonard Green & Partners*
Robert A. Davidow, *Private Investor*
Kenneth A. Goldman, *Attorney and Partner, Reed Smith LLP*
Steven Romick, *Investment Advisor, Senior Vice President of First Pacific Advisors, Inc.*
Ben Winters, *Business Consultant*

Audit Committee

Ben Winters, *Chairman*
Robert A. Davidow
Steven Romick

Compensation Committee

John G. Danhakl, *Chairman*
Robert A. Davidow
Ben Winters

Investment Committee

Robert A. Davidow, *Chairman*
Bernard Briskin
John G. Danhakl
Steven Romick
Ben Winters

Nominating Committee

Ben Winters, *Chairman*
Bernard Briskin
John G. Danhakl
Kenneth A. Goldman

Officers

Bernard Briskin, *Chairman of the Board, President and Chief Executive Officer*
David M. Oliver, *Chief Financial Officer*
Patricia S. Betance, *Assistant Secretary*
Douglas Freund, *Vice President-MIS*
Brenda McDaniel, *Senior Vice President-HR and Insurance Administration*

Corporate Offices

2020 South Central Avenue, Compton, California 90220
Telephone number: (310) 638-2842
Facsimile number: (310) 631-0950

Availability of Form 10-K

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K for the year ended January 3, 2004 will be provided upon written request to the Assistant Secretary, Arden Group, Inc., P. O. Box 512256, Los Angeles, California 90051-0256.

Dividend Information

Common Stock:
In August 2003, the Company established a regular quarterly dividend of 25 cents per share on Class A Common Stock and 22.5 cents per share on Class B Common Stock. Other than the declaration of such regular quarterly dividend in August and November 2003, no dividends were declared on either Class A Common Stock or Class B Common Stock during 2003 and 2002. Cash or property dividends on the Class B Common Stock are restricted to an amount equal to 90% of any dividend paid on the Class A Common Stock.

Transfer Agent

Continental Stock Transfer and Trust Company,
New York, New York

Trustee

7% Subordinated Income Debentures:
U.S. Bank Trust National Association,
Los Angeles, California

Market Data

Arden Group, Inc. Class A Common Stock is traded over-the-counter in the NASDAQ National Market System. There were 1,110 holders of record of Class A Common Stock and 9 holders of record of Class B Common Stock at January 3, 2004. The high and low sales prices of the Class A Common Stock the past two years, by quarter, were:

Price Range		*2003*	*2002*
First Quarter	High	$ 61.86	$ 69.95
	Low	$ 50.95	$ 57.00
Second Quarter	High	$ 62.00	$ 67.50
	Low	$ 53.22	$ 52.00
Third Quarter	High	$ 64.75	$ 63.49
	Low	$ 57.15	$ 51.51
Fourth Quarter	High	$ 80.98	$ 61.75
	Low	$ 61.25	$ 51.20